Cognition Therapeutics, Inc.

2500 Westchester Ave.

Purchase, New York 10577

January 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Cognition Therapeutics, Inc.
Registration Statement on Form S-3
Filed December 29, 2023 (File No. 333-276316)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Cognition Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-276316) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:05 PM, Eastern Time, on January 8, 2024, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Goodwin Procter LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Rachael M. Bushey at (445) 207-7805 or Justin Platt at (212) 459-7360.

Please direct any questions or comments concerning this request to Rachael M. Bushey of Goodwin Procter LLP at (445) 207-7805 or Justin Platt at (212) 459-7360.

Sincerely,

COGNITION THERAPEUTICS, INC.

By:	/s/ Lisa Ricciardi
Name:	Lisa Ricciardi
Title:	President and Chief Executive Officer

Cc:	Rachael M. Bushey, Goodwin Procter LLP
Justin Platt, Goodwin Procter LLP